Exhibit 99.8

PRESS RELEASE

United States: TotalEnergies Enters 26 Chevron-Operated
Offshore Exploration Blocks, Strengthening the Successful
U.S. Partnership Between Both Companies

Paris, October 28, 2026 – TotalEnergies announces the acquisition of a 25% working interest in 26 Chevron-operated exploration leases offshore the United States. As part of the transaction, Chevron also acquires from TotalEnergies a 75% operated interest in two exploration leases adjacent to existing jointly held exploration leases.

The 26 leases, located 150 to 250 km from shore, include 24 blocks located in the Green Canyon area and 2 blocks in the Walker Ridge area, targeting well-proven plays.

The transaction further strengthens the successful collaboration between TotalEnergies and Chevron and expands the Company’s U.S. offshore exploration portfolio, building on TotalEnergies’ entry into 40 Chevron-operated exploration blocks in June 2025. The combined portfolio provides access to multiple exploration plays and prospects, complementing TotalEnergies’ existing interests in the producing Ballymore (40%, TotalEnergies), Anchor (37.14%, TotalEnergies), Jack (25%, TotalEnergies) and Tahiti (17%, TotalEnergies) assets.

“This transaction with Chevron further strengthens our joint exploration portfolio in the United States. It provides TotalEnergies with access to a new set of high-impact opportunities with the potential to unlock value-accretive, low-emissions resources while leveraging the complementary strengths of both companies,” said Nicola Mavilla, SVP Exploration at TotalEnergies.

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TotalEnergies in the United States

TotalEnergies is deploying its integrated energy model across the United States, where it has been active since 1957. Since 2022, TotalEnergies has invested nearly $12 billion in the U.S. to accelerate development in oil, LNG, and electricity. TotalEnergies is integrated throughout the LNG value chain, with upstream gas production assets in Texas and offshore U.S. With 19 million tons exported in 2025, TotalEnergies is the number 1 exporter of U.S. LNG. The U.S. is also a key country for the deployment of TotalEnergies' Integrated Power strategy with 10 GW of installed power capacity.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).